SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 18, 2018 between
ETF SERIES SOLUTIONS
and
Little Harbor Advisors, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
LHA Market State Alpha Seeker ETF	1.10%
LHA Market State Tactical Beta ETF	1.10%
IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of June 30, 2020.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

LITTLE HARBOR ADVISORS, LLC

By: /s/ John Hassett
Name: John Hassett
Title: President